Filed Pursuant to Rule 253(g)(2)

File No. 024-11298

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 25 DATED DECEMBER 28, 2023

TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2022

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated December 30, 2022 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	update the status of our follow-on offering; and
●	update our distributions.

Status of our Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial offering pursuant to Regulation A (the “Offering”) of $50,000,000 in shares of common stock on August 23, 2017. On December 23, 2020, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) (together with the Offering, the “Offerings”) of $43,522,230 in shares of common stock. We are continuing to offer in this Follow-on Offering up to $57,903,648 in our common stock, which represents the value of the stock available to be offered as of December 8, 2022 out of the rolling 12-month maximum offering amount of $75,000,000 in our common stock. As of November 30, 2023, we had raised total aggregate gross offering proceeds of approximately $62,746,000 and had issued approximately 6,019,000 shares of common stock in the Offerings, purchased by approximately 3,500 unique investors. On December 20, 2023, we filed an offering statement in anticipation of our second follow-on offering pursuant to Regulation A with the Securities and Exchange Commission. As permitted under Regulation A, we may continue to offer shares of our common stock pursuant to the Follow-on Offering until the earlier of the qualification date of the offering statement for our second follow-on offering or 180 calendar days after December 23, 2023.

In addition, as of the date of this supplement, we are receiving requests for the repurchase of our shares in excess of the repurchase limit set forth in our share repurchase program, which limits the amount of shares to be repurchased during any calendar year to 5.0% of the weighted average number of shares of common stock outstanding during the prior calendar year. In accordance with our share repurchase program, such share repurchase requests are honored on a pro rata basis. For more information regarding our share repurchase program, see the section of our Offering Circular captioned “Description of Our Common Stock – Quarterly Share Repurchase Program.”

Distributions

On September 28, 2023, our board of directors authorized a daily cash distribution of $0.0012908219 per share of the Company’s common stock to stockholders of record as of the close of business on each day of the period beginning October 1, 2023 and ending on October 31, 2023, and of $0.0012834247 per share of the Company’s common stock to stockholders of record as of the close of business on each day of the period beginning November 1, 2023 and ending on November 30, 2023 and beginning December 1, 2023 and ending on December 31, 2023 (each, a “Distribution Period”). Our board of directors expects that the distributions for the Distribution Periods will be paid on or before January 15, 2024.

This distribution equates to approximately 4.5% on an annualized basis assuming a $10.47 per share net asset value (“NAV”), calculated for the Distribution Period beginning October 1, 2023 and ending on October 31, 2023, and approximately 4.5% on an annualized basis assuming $10.41 per share NAV calculated for the Distribution Periods beginning November 1, 2023 and ending on November 30, 2023 and beginning December 1, 2023 and ending on December 31, 2023. The annualized basis return is not a guarantee or projection of future returns, and the board of directors may in the future declare lower distributions or no distributions at all for any given period.

While the board of directors is under no obligation to do so, the annualized basis return assumes that the board of directors will declare quarterly distributions in the future similar to the distribution disclosed herein.